BENETTON AGREES TO SELL PRINCE TO LINCOLNSHIRE EQUITY FUND

UNITED COLORS OF BENETTON.

Ponzano, 28th March 2003. The Benetton Group has signed an agreement for the sale of the Prince and Ektelon brands to management and to Lincolnshire Equity Fund II, L.P., a US based private equity fund, already active in the sporting goods business.

The consideration agreed for the Prince and Ektelon brand names and for all of the intangible assets pertaining to Prince is Euro 36.5 million, of which Euro 10 million payable at closing, expected to take place on April 30th 2003, and Euro 26.5 million payable in January 2004. At closing, other elements pertaining the Prince business will be transferred at their net book value.

Prince has achieved strong profitability improvements in 2002 and the business has generated Euro 77.0 million in revenues in the same year.

The agreement completes the exit of the Benetton Group from the sport equipment business, enabling it to focus its activities on the core clothing business.

For further information, please contact: +39 0422 519036

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